[redacted]

04016876

VF 4-29-04

UNITED STATES
…ND EXCHANGE COMMISSION
…ashington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
~~8-17645~~

8-17465

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Athens Avenue
(No. and Street)

Ardmore, PA 19003
(City) (State) (Zip Code)

SEC MAIL RECEIVED APR 26 2004 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP
(Name — *if individual, state last, first, middle name*)

116 West Baltimore Avenue, Media, PA 19063
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul M. Prusky, swear (or affirm) that, to tl best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm (Windsor Securities, Inc., as (December 31, 2003, are true and correct. I further swear (or affirm) that neither the compar nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that (a customer, except as follows:

NOTARIAL SEAL
STEVEN G. PRUSKY, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires October 31, 2006

Notary Public

Paul M. Prusky
Signature

Pres.
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAs
AMERICAN INSTITUTE OF CPAs

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

April 19, 2004

To the Shareholders of
Windsor Securities, Inc.
Ardmore, Pennsylvania

In planning and performing our audit of the financial statements of Windsor Securities, Inc. (the Corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP